September 12, 2008

VIA EDGAR

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	ADA-ES, Inc.
Application for Withdrawal
Registration Statement on Form S-3
SEC File No. 333-119795

Ladies and Gentlemen:

ADA-ES, Inc. (“we” or the “Company”) hereby requests that the Form RW, “Application for Withdrawal” of the above-captioned Registration Statement on Form S-3, which was filed on August 29, 2008, be itself withdrawn. The Application was filed in error.

Please do not hesitate to contact me if you have any questions.

Sincerely,

ADA-ES, Inc.

/s/ Mark H McKinnies
Mark H. McKinnies
Senior Vice President & Chief Financial Officer